FUND ADMINISTRATION SERVICES AGREEMENT

This FUND ADMINISTRATION SERVICES AGREEMENT (“Agreement”) is made as of [DATE], between the RiverNorth Long Prime Unicorn Fund 2028, Inc., a Maryland corporation (the “Fund”), and Paralel Technologies LLC, a Delaware limited liability company, its successors and assigns (“Paralel”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end management investment company to be listed on a national stock exchange; and

WHEREAS, the Fund and Paralel desire to enter into an agreement pursuant to which Paralel shall provide the Services (as defined below) to the Fund; and

WHEREAS, RiverNorth Capital Management, LLC, the Fund’s adviser, is also the adviser to another closed-end fund, the RiverNorth Short Prime Unicorn Fund 2028, Inc. (the “Sister RN Unicorn Fund” and collectively with the Fund, the “RN Unicorn Fund Complex”) for which Paralel also provides similar services; and

WHEREAS, the parties have agreed to be charged fees in part on the RN Unicorn Fund Complex level under this Agreement; and

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Paralel Appointment and Duties; Interpretation.

(a)	The Fund hereby appoints Paralel to provide the services set forth in Appendix A hereto, as amended from time to time upon the terms and conditions hereinafter set forth (the “Services”). Paralel hereby accepts such appointment and agrees to furnish the Services. Paralel shall for all purposes be deemed to be an independent contractor and shall, except as otherwise expressly authorized in this Agreement, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund. The Fund acknowledges that Paralel does not render legal, tax or investment advice and that Paralel is not a registered broker-dealer.

(b)	Paralel may employ or associate itself with such person(s) or organization(s) as Paralel believes to be desirable in the performance of its duties hereunder; provided that, in such event, the compensation of such person(s) or organization(s) shall be paid by and be the sole responsibility of Paralel, and the Fund shall bear no cost or obligation with respect thereto; and provided further that Paralel shall not be relieved of any of its obligations under this Agreement in such event and shall be responsible for all acts of any such person(s) or organization(s) taken in furtherance of this Agreement to the same extent it would be for its own acts.

2.	Paralel Compensation; Expenses.

(a)	In consideration for the Services to be performed hereunder by Paralel, the Fund shall pay Paralel the fees listed in Appendix B. Notwithstanding anything to the contrary in this Agreement, fees billed for the Services to be performed by Paralel under this Agreement are based on information provided by the Fund and such fees are subject to renegotiation between the parties to the extent such information is determined by Paralel to be materially different from what the Fund originally provided to Paralel. Fees paid to Paralel will be calculated and accrued daily and payable monthly by the Fund, including for any partial months in which this Agreement begins or terminates. Commencing on the initial January 1 of a Renewal Term (defined below) (pro-rated for a previous partial year) and each January 1 thereafter, all fees set forth in Appendix B or otherwise in this Agreement shall automatically be increased by a cost of living adjustment equal to 3% or the percentage increase in the Consumer Price Index published by the Bureau of Labor and Statistics of the United States Department of Labor, for the Denver-Aurora-Lakewood, CO region for the twelve-month period ending with the latest published month preceding January 1st (the “CPI”) plus 1.5%, whichever is greater. Paralel will provide notice to the Fund of the amount of such CPI adjustment at, prior to, or reasonably promptly following its implementation. Any CPI adjustment not charged in any given year may be included in prospective CPI fee adjustments in future years.

(b)	Paralel will bear all expenses in connection with its provisions of Services under this Agreement, except as otherwise provided herein and in Appendix B. Paralel will not bear any of the costs of Fund personnel. Fund expenses related to the operations of the Fund (even if completed by Paralel) shall be borne by the Fund or the Fund’s investment adviser (or sub-adviser), including, but not limited to: initial organization and offering expenses; any secondary offering expenses; litigation expenses; expenses related to any requests from, or as otherwise required by, any regulatory body concerning the Fund or the Fund’s investment adviser (or sub-adviser); taxes; expenses relating to listing of any Fund securities on an exchange; expenses related to any tender or repurchase offers’ transfer agency and custodial expenses; interest; directors’ fees; brokerage fees and commissions; state and federal registration fees; advisory fees; insurance premiums; fidelity bond premiums; Fund and investment advisory related legal expenses; costs of maintenance of the Fund’s existence; any printing, distribution, or delivery expenses related to materials in connection with meetings of the Fund’s directors (including the cost of any third party board portal utilized for those purposes by Paralel); filing, printing and mailing of shareholder reports, prospectuses, statements of additional information, other offering documents, supplements, proxy materials and any other communications to shareholders or other third parties; securities pricing data; expenses incurred connection with electronic filings with the U.S. Securities and Exchange Commission (the “SEC”), including costs of preparation, typesetting, XBRL-tagging, page changes and all other print vendor, document management, EDGAR conversion or other related charges, and any fees and expenses upon termination as provided in this Agreement, among others.

(c)	The Fund agrees to pay all amounts due hereunder within thirty (30) days of receipt of each invoice. Except as provided in Appendix B, Paralel shall bill fees monthly, and out-of-pocket expenses as incurred (unless prepayment is requested by Paralel). Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance to the extent permitted by law.

3.	Right to Receive Advice.

(a)	Advice of the Fund and Service Providers. If Paralel is in doubt as to any action it should or should not take, Paralel may request directions, advice or instructions from the Fund or, as applicable, the Fund’s investment adviser, sub-adviser, custodian or other service providers.

(b)	Advice of Counsel. If Paralel is in doubt as to any question of law pertaining to any action it should or should not take, Paralel may request advice from counsel of its own choosing (who may be counsel for the Fund, the Fund’s independent board members, the Fund’s investment adviser, sub-adviser, or Paralel, at the option of Paralel).

(c)	Conflicting Advice. In the event of a conflict between directions, advice or instructions Paralel receives from the Fund or any service provider and the advice Paralel receives from counsel, Paralel may in its sole discretion rely upon and follow the advice of counsel. Paralel will provide the Fund with prior written notice of its intent to follow advice of counsel that is materially inconsistent with directions, advice or instructions from the Fund. Upon request, Paralel will provide the Fund with a copy of such advice of counsel.
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4.	Standard of Care; Limitation of Liability; Indemnification.

(a)	Paralel shall be obligated to act in good faith and to exercise commercially reasonable care and diligence in the performance of its duties under this Agreement.

(b)	Notwithstanding anything in this Agreement to the contrary, Paralel, its affiliates and each of their respective directors, officers, control persons, employees and agents (any of Paralel, its affiliates, their respective officers, employees, agents and directors or such control persons, a “Admin Associate”) shall have no liability to the Fund, or its shareholders for any action or inaction of an Admin Associate except to the extent such liability results directly from the bad faith, reckless disregard, gross negligence or willful misfeasance of the Admin Associate taken with respect to this Agreement.

(c)	The Fund agrees to indemnify and hold harmless the Admin Associates against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) of any Admin Associate directly or indirectly related to, arising out of or based upon (i) this Agreement or any activity related to or taken under this Agreement, or (ii) the breach of any obligation, representation or warranty under this Agreement by the Fund, except that, in no case is the indemnity of an Admin Associate described in this section to be deemed to protect any Admin Associate against any liability to which such Admin Associate would otherwise be subject due to such Admin Associate’s reckless disregard, willful misfeasance, bad faith or gross negligence in the performance of its duties.

(d)	Paralel agrees to indemnify and hold harmless the Fund, and each of its directors and officers (for purposes of this Section, the Fund, and each of its directors and its controlling persons are collectively referred to as the “Fund Associate”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) arising directly out of an Admin Associate’s reckless disregard, willful misfeasance, bad faith or gross negligence taken in connection to this Agreement. In no case is the indemnity of Paralel in favor of any Fund Associate to be deemed to protect any Fund Associate against any liability to which such Fund Associate would otherwise be subject by reason of reckless disregard, willful misfeasance, bad faith or negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

(e)	Paralel shall be entitled to rely on information and data provided by third-party service provider(s), including among others, pricing vendors, (whether or not selected by Paralel, Fund or the adviser), adviser, sub-adviser, custodian or other service provider to the Fund, as well as other authorized representatives of such parties, without further investigation or verification. Paralel may rely on any instruction, direction, notice, instrument or other information that Paralel reasonably believes to be genuine. Further, Paralel may rely on the advice of Fund counsel or its own counsel as it deems appropriate. In all such cases described herein, Paralel shall have no liability to and shall be fully indemnified by the Fund for any losses or claims occurring related to or otherwise arising from such reliance.
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(f)	Notwithstanding anything in this Agreement to the contrary, (i) neither party shall be liable under this Agreement to the other party hereto, or to any other party, for any punitive, consequential, special or indirect losses or damages; (ii) Paralel will not be liable for any trading losses, lost revenues, lost profits, whether or not such damages were foreseeable or Paralel was advised of the possibility thereof, and (iii) the maximum cumulative amount of liability of Paralel to the Fund arising out of the subject matter of, or in any way related to, this Agreement shall not exceed the aggregate fees paid by the Fund to Paralel under this Agreement for the most recent 12 months immediately preceding the date of the event giving rise to the claim.

(g)	In any case in which either party (the “Indemnifying Party”) may be asked to indemnify or hold the other party (the “Indemnified Party”) harmless, the Indemnified Party will notify the Indemnifying Party promptly after identifying any situation which it believes presents or appears likely to present a claim for indemnification against the Indemnifying Party (although the failure to do so shall not prevent recovery by the Indemnified Party) and shall keep the Indemnifying Party advised with respect to all developments concerning such situation. The Indemnifying Party shall have the option to defend the Indemnified Party against any claim which may be the subject of this indemnification, and, in the event that the Indemnifying Party so elects, such defense shall be conducted by counsel chosen by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, and thereupon the Indemnifying Party shall take over complete defense of the claim and the Indemnified Party shall sustain no further legal or other expenses in respect of such claim. The Indemnified Party will not confess any claim or make any compromise in any case in which the Indemnifying Party will be asked to provide indemnification, except with the Indemnifying Party’s prior written consent.

5.	Force Majeure. Other than as to payment obligations of the Fund, no party shall be liable for losses, delays, failures, errors, interruptions or losses of data in its performance of its obligations under this Agreement if and to the extent it is caused, directly or indirectly, by reason of circumstances beyond their reasonable control, including without limitation, acts of God, action or inaction of civil or military authority, war, terrorism, riot, fire, flood, sabotage, labor disputes, elements of nature or non-performance by a third party. In any such event, the non-performing party shall be excused from any further performance and observance of obligations so affected only for so long as such circumstances prevail and such party continues to use commercially reasonable efforts to recommence performance or observance as soon as practicable.

6.	Activities of Paralel; Web Portal.

(a)	The Services rendered by Paralel under this Agreement are not to be deemed exclusive and Paralel shall be free to render similar services to others. The Fund recognizes that, from time to time, directors, officers and employees of Paralel may serve as directors, officers and employees of other corporations or businesses (including other investment companies) and that such other corporations and businesses may include Paralel as part of their name and that Paralel or its affiliates may enter into administration, bookkeeping, pricing agreements or other agreements with such other corporations and businesses.

(b)	Paralel may require the Fund or its adviser to enter into an additional agreement or agree to certain terms of use relating to the creation of, or to obtain access to Paralel’s web portal. Paralel is not obligated to provide access to such web portal (and this Agreement does not create any such obligation). Paralel may discontinue or suspend the availability of any web portal at any time without prior notice; Paralel will endeavor to notify Fund as soon as reasonably practicable of such action if it occurs. If access is provided to a web portal, with or without the parties entering into additional agreements or terms of use, the Fund acknowledges that Paralel does not guarantee the accuracy of any information or services provided in or by the web portal. Further, the Fund acknowledges that Paralel and its affiliates, including their respective officers, directors, agents and employees, shall not be liable for, and the Fund agrees to indemnify, defend and hold harmless such persons from any claim, loss, or other damage (as otherwise described in Section 4(c)) arising directly or indirectly from the Fund’s or service providers’ use of the web portal and/or any information or service provided therein. For clarity, notwithstanding the foregoing, with respect to any reports or information that Paralel is required to provide to the Fund pursuant to the Services described in this Agreement (the “Reports”), if such Reports are delivered through the Paralel web portal as the primary means of transmission, these Reports shall remain subject to the liability and indemnification provisions otherwise applicable to the Services under this Agreement, and shall not be subject to the waiver of liability and indemnification set forth in Section 6(b) simply due to the delivery through the web portal.
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7.	Accounts and Records. The accounts and records maintained by Paralel under this Agreement on behalf of the Fund shall be the property of the Fund. Paralel shall prepare, maintain and preserve such accounts and records as required by the 1940 Act and other applicable securities laws, rules and regulations. Paralel shall surrender such accounts and records to the Fund, in the form in which such accounts and records have been maintained or preserved, promptly upon receipt of instructions from the Fund. The Fund shall have access to such accounts and records at all times during Paralel’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by Paralel to the Fund at the Fund’s expense. Paralel shall assist the Fund, the Fund’s independent auditors, or, upon approval of the Fund, any regulatory body, in any requested review of the Fund’s accounts and records and reports by Paralel or its independent accountants concerning its accounting system and internal auditing controls will be open to such entities for audit or inspection upon reasonable request. The Fund agrees to cooperate with Paralel and take delivery of Fund records within 120 days of termination of this Agreement and to pay all reasonable costs associated with the return of Fund records to the Fund.

8.	Confidential and Proprietary Information. Paralel agrees that it will, on behalf of itself and its officers and employees, treat all transactions contemplated by this Agreement, and all records and information relative to the Fund and its current and former shareholders and other information germane thereto, as confidential and as proprietary information of the Fund. Paralel further agrees that it will not use, sell, transfer or divulge such information or records to any person for any purpose other than performance of its duties hereunder, except after prior notification to and approval in writing from the Fund, which approval shall not be unreasonably withheld. Approval may not be withheld where Paralel may be exposed to civil, regulatory, or criminal proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when requested by the Fund. When requested to divulge such information by duly constituted authorities, Paralel shall use reasonable commercial efforts to request confidential treatment of such information. Paralel shall have in place and maintain physical, electronic, and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information relating to the Fund and its current and former shareholders.

9.	Compliance with Rules and Regulations.

(a)	Paralel shall comply (and to the extent Paralel takes or is required to take action on behalf of the Fund hereunder shall cause the Fund to comply) with all applicable requirements of the 1940 Act and other applicable laws, rules, regulations, orders and codes of ethics, as well as all investment restrictions, policies and procedures adopted by the Fund of which Paralel has knowledge (it being understood that Paralel is deemed to have knowledge of all investment restrictions, policies or procedures set out in the Fund’s public filings or otherwise provided to Paralel). Except as set out in this Agreement, Paralel assumes no responsibility for such compliance by the Fund. Paralel shall maintain at all times a program reasonably designed to prevent violations of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act) with respect to the Services. Paralel shall make available its compliance personnel and shall provide at its own expense summaries and other relevant materials relating to such program as reasonably requested by the Fund.
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(b)	Portfolio compliance with: (i) the investment objective and certain policies and restrictions as disclosed in the Fund’s prospectus(es) and statement(s) of additional information, as applicable; and (ii) certain SEC rules and regulations (collectively, “Portfolio Compliance”) is required daily and is the responsibility of the Fund or the Fund’s adviser/sub-adviser, as applicable.

(c)	The Fund agrees and acknowledges that Paralel’s performance of the Portfolio Compliance Testing (if applicable) shall not relieve the Fund or the Fund’s investment adviser or sub-adviser of their primary day-to-day responsibility for assuring such Portfolio Compliance, including on a pre-trade basis, and Paralel is not responsible and shall not be held liable for matters related to the Fund’s Portfolio Compliance, or any act or omission of the Fund, or the Fund’s adviser or sub-adviser, as applicable, related to such Portfolio Compliance.

10.	Representations and Warranties of Paralel. Paralel represents and warrants to the Fund that:

(a)	It is duly organized and existing as a limited liability company and in good standing under the laws of the State of Delaware.

(b)	It is empowered under applicable laws and by its Certificate of Formation and Operating Agreement to enter into and perform this Agreement.

(c)	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

(d)	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement in accordance with industry standards.

(e)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained (or will timely obtain) all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its operating documents or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement. Its execution, delivery or performance of this Agreement will not conflict with or violate (a) any provision of the organizational or governance documents of Paralel or (b) any law applicable to Paralel.

11.	Representations and Warranties of the Fund. The Fund represents and warrants to Paralel that:

(a)	It is a corporation duly organized and existing and in good standing under the laws of the state of Maryland and is registered with the SEC as a closed-end management investment company under the 1940 Act.

(b)	It is empowered under applicable laws and by its organizational documents (its bylaws, articles of incorporation and other governing documents, collectively, the “Organizational Documents”) to enter into and perform this Agreement.

(c)	The Board of Directors of the Fund has duly authorized it to enter into and perform this Agreement.
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(d)	Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to the Fund’s registration statement or adopt any policies which would affect materially the obligations or responsibilities of Paralel hereunder without the prior written approval of Paralel, which approval shall not be unreasonably withheld or delayed.

(e)	The (i) execution, delivery and performance of this Agreement by the Fund does not breach, violate or cause a default under any agreement, contract or instrument to which the Fund is a party or any judgment, order or decree to which the Fund is subject; (ii) the execution, delivery and performance of this Agreement by the Fund has been duly authorized and approved by all necessary action; and (iii) upon the execution and delivery of this Agreement by Paralel and Fund, this Agreement will be a valid and binding obligation of the Fund.

(f)	The officer position(s) filled by Paralel, to the extent applicable, shall be covered by the Fund’s Directors & Officers/Errors & Omissions Policy (the “Policy”), and the Fund shall use reasonable efforts to ensure that such coverage be (i) reinstated should the Policy be cancelled; (ii) continued after such officer(s) cease to serve as officer(s) of the Fund on substantially the same terms as such coverage is provided for the other persons serving as officers of the Fund after such persons are no longer officers of the Fund; or (iii) continued in the event the Fund merges or terminates, on substantially the same terms as such coverage is continued for the other Fund officers (but, in any event, for a period of no less than six years). The Fund shall provide Paralel with proof of current coverage, including a copy of the Policy, and shall notify Paralel immediately should the Policy be cancelled or terminated.

(g)	The Fund’s officer position(s) filled by Paralel (if any) are named officer(s) in the Fund’s corporate resolutions and are subject to the provisions of the Fund’s Organizational Documents regarding indemnification of its officers.

12.	Documents. The Fund has furnished or will furnish, upon request, Paralel with copies of the Fund’s Organizational Documents, advisory agreement(s), sub-advisory agreement (if applicable), custodian agreement, transfer agency agreement, administration agreement, other service agreements, current prospectus, statement of additional information, periodic reports and all forms relating to any plan, program or service offered by the Fund. The Fund shall furnish, within a reasonable time period, to Paralel a copy of any amendment or supplement to any of the above-mentioned documents. Upon request, the Fund shall furnish promptly to Paralel any additional documents necessary or advisable to perform its functions hereunder. As used in this Agreement the terms “registration statement,” “prospectus” and “statement of additional information” shall mean any registration statement, prospectus and statement of additional information filed by the Fund with the SEC and any amendments and supplements thereto that are filed with the SEC.

13.	Consultation Between the Parties. Paralel and the Fund shall regularly consult with each other regarding Paralel’s performance of its obligations under this Agreement. In connection therewith, the Fund shall submit to Paralel at a reasonable time in advance of filing with the SEC reasonably final copies of any amended or supplemented registration statement (including exhibits) under the Securities Act of 1933, as amended (if applicable), and the 1940 Act; provided, however, that nothing contained in this Agreement shall in any way limit the Fund’s right to file at any time such amendments to any registration statement and/or supplements to any prospectus or statement of additional information, of whatever character, as the Fund may deem advisable, such right being in all respects absolute and unconditional.
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14.	Valuation, Custodians, and Pricing Services; Assistance with Regulatory Examinations.

(a)	Accountants. Paralel may act as a liaison with the Fund’s independent public accountants and shall provide account analyses, fiscal year summaries, and such other audit related schedules as may be requested by the Fund’s independent public accountants or the Fund with respect to the Services provided by Paralel hereunder. Paralel shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants as reasonably requested or required by the Fund.

(b)	Valuation Responsibilities and Pricing Services.

If set forth in the Services, Paralel may assist the Fund in calculating fair values and apply securities pricing information as required or authorized under the terms of the valuation policies and procedures of the Fund (“Valuation Procedures”). This may include utilizing (i) pricing information from third-party pricing services, (ii) fair value pricing information from third-party pricing services to apply to prices pursuant to the Valuation Procedures, and (iii) such other prices or valuations obtained from the Fund, the Adviser, Sub-Adviser, Valuation Designee of the Fund, third-party pricing service, or other third party, as directed by the Fund (collectively, any party providing pricing or valuation information to Paralel related to the Services described above, including, but not limited to, the Fund, the Adviser, Sub-Adviser(s), Valuation Designee of the Fund, third-party pricing service, or other third party as directed by the Fund, referred to as the “Fund Valuation Providers”).

The Fund acknowledges that, while Paralel may provide assistance with valuation calculations as provided in the Services and set forth in the Valuation Procedures, Paralel (i) does not provide valuations with respect to the Fund’s securities, (ii) does not and is not responsible for valuing the Fund’s securities, except to apply such calculations as set forth in the Services, (iii) does not verify any valuations provided to it by the Fund or any Fund Valuation Provider, and does not verify the existence of any assets referenced, but instead relies exclusively on information about prices, valuations and the existence of assets provided to it by the Fund or the Fund Valuation Providers, and (iv) shall have no responsibility and shall be without liability for, and be fully indemnified by the Fund, any claim, loss or damage arising with respect to pricing, valuation, verification, and/or existence of such securities held by the Fund. The Fund further acknowledges that (i) the valuation of its securities remains the sole responsibility of the Fund; (ii) it is the Fund’s obligation to select and complete appropriate diligence on all pricing services, even if recommended or otherwise utilized by Paralel in its services, and (iii) Paralel is not the guarantor of the accuracy of the security prices received from any third-party pricing service or Fund Valuation Provider, and Paralel will not be liable to the Fund for incorrect prices, errors, or other mistakes or issues (and shall be indemnified by Fund for any claims against or losses of Paralel related to such issues) occurring with respect to valuing the Fund’s assets or calculating the net asset value of the Fund.

(c)	Custodians and Verification. The Fund acknowledges that Paralel may rely on and shall have no responsibility to validate the existence of assets reported by the Fund, its adviser, sub-adviser(s), Valuation Designee or the Fund’s custodian, other than Paralel’s completion of a reconciliation of the assets reported by such parties. The Fund acknowledges that it is the responsibility of the Fund to validate the existence of assets reported to Paralel. Paralel may rely, and has no duty to investigate the representations of, the adviser, sub-adviser, Fund, or the Fund’s custodian.

(d)	Examinations. Paralel shall provide reasonable assistance in connection with any examination of or inquiry related to the Fund by a regulatory authority that includes a review of Fund records maintained by Paralel. Paralel reserves the right to charge a reasonable fee for such services at its discretion.
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15.	Business Continuity Plan. Paralel shall maintain in effect a business continuity plan and enter into any agreements necessary with appropriate parties making reasonable provisions for emergency use of electronic data processing equipment customary in the industry. In the event of equipment failures, Paralel shall, at no additional expense to the Fund, take commercially reasonable steps to minimize service interruptions.

16.	Duration and Termination of this Agreement.

(a)	Initial Term. This Agreement shall become effective as of the date first written above (the “Start Date”) and shall continue thereafter throughout the period that ends the earlier of: three (3) years after the Start Date (the “Initial Term”), or for the life of the Fund, if the Fund is liquidated in accordance with the set term of the Fund as set forth in its initial Prospectus (“Fund Term Date”).

(b)	Renewal Terms: If not sooner terminated, this Agreement shall renew at the end of the Initial Term and shall thereafter continue for successive annual periods (each a “Renewal Term” and collectively with the Initial Term, a “Term”) until terminated as provided herein.

(c)	Termination: Either party may terminate this Agreement, without payment of penalty, if upon at least ninety (90) days prior to the end of applicable Term it gives the other party a written notice of non-renewal and termination, with such termination coinciding at the end of the applicable Term or otherwise negotiated date, provided however, that this Agreement shall terminate automatically upon the liquidation of the Fund on its Fund Term Date, if applicable.

(d)	Termination for Cause. Paralel or the Fund may, by written notice to the other, terminate this Agreement if any of the following events occur:

(i)	The other party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 30 calendar days after the non-breaching party gives the other party written notice of such breach.

(ii)	The other party (i) terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding, or (iv) where the other party is the Fund, and Fund becomes subject to a material Action (as defined below) or an Action that Paralel reasonably determines could cause Paralel reputational harm (including any Action against an investment adviser, or other service provider of Fund), or (v) where the other party is Fund, material changes in governing documents, bylaws, or registration statement, or other assumptions relied upon by Paralel or the assumptions set forth are determined by Paralel, in its reasonable discretion, to materially affect the services provided by Paralel. “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any person, including any government entity or authority.

If any such event occurs, the termination will become effective immediately, or on the date stated in the written notice of termination, or other such date as agreed to by the parties.

(e)	Early Termination - Except if terminated in accordance with Section 16(c) or 16(d), if this Agreement is otherwise terminated by the Fund (prior to the end of the applicable Term, the Fund shall be obligated to pay Paralel the remaining balance of the minimum fees, reimbursable expenses and other moneys payable to Paralel under this Agreement through the end of the applicable Term. Termination of the Agreement by the Fund will not relieve the Fund of any other amount due under this Agreement. The parties agree that any payment is a reasonable forecast of probable actual loss to Paralel and that this sum is agreed to as liquidated damages and not as a penalty.
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(f)	Deliveries Upon Termination. Upon termination of this Agreement, Paralel agrees to cooperate in the orderly transfer of administrative duties and shall deliver to the Fund or as otherwise directed by the Fund (at the expense of the Fund) all records and other documents made or accumulated in the performance of its duties for the Fund hereunder. In the event Paralel gives notice of termination under this Agreement, it will continue to provide the Services contemplated hereunder after such termination at the contractual rate for up to 120 days, provided that the Fund uses all reasonable commercial efforts to appoint such replacement on a timely basis.

(g)	Fees and Expenses Upon Termination. Should either party exercise its right to terminate, all reasonable out-of-pocket expenses or costs associated with the movement of records and material will be borne by the Fund. Additionally, the Fund agrees to pay to Paralel a reasonable fee (determined by Paralel) for Paralel’s services provided in connection with the Fund liquidating or converting to another service provider.

17.	Assignment. This Agreement shall extend to and shall be binding upon the parties hereto and their respective successors and permitted assigns; provided, however, that this Agreement shall not be assignable by the Fund without the prior written consent of Paralel, or by Paralel without the prior written consent of the Fund (except for assignment by Paralel to an affiliate under common control).

18.	Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Colorado and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control. Each party to this Agreement, by its execution hereof (i) irrevocably submits to the nonexclusive jurisdiction of the state courts of the State of Colorado or the United States District Courts for the State of Colorado for the purpose of any action between the parties arising in whole or in part under or in connection with this Agreement, and (ii) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court.

19.	Names. The obligations of the Fund entered into in the name or on behalf thereof by any director, shareholder, representative, or agent thereof are made not individually, but in such capacities, and are not binding upon any of the directors, shareholders, representatives or agents of the Fund personally, but bind only the property of the Fund, and all persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund.

20.	Amendments to this Agreement. This Agreement may only be amended by the parties in writing.
10

21.	Notices. Any notice, advice or report to be given pursuant to this Agreement shall be made in writing and deemed to have been given and received (a) when personally delivered, or delivered by same-day courier; or (b) on the third business day after mailing by registered or certified mail, postage prepaid, return receipt requested; or (c) upon delivery when sent by prepaid overnight express delivery service (e.g., FedEx, UPS); or (d) when sent by email, upon the receipt by the sending party of confirmation of receipt by the receiving party, which shall not be unduly withheld by the receiving party;

To Paralel:

Paralel Technologies LLC

1700 Broadway Suite 2100

Denver, Colorado 80290

Attn: General Counsel

Email: legalnotice@paralel.com; chris@paralel.com

To the Fund:

RiverNorth Long Prime Unicorn Fund 2028, Inc.

360 S. Rosemary Avenue, Suite 1420

West Palm Beach, FL 33401

22.	Counterparts. This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

23.	Entire Agreement. This Agreement, together with any Appendices embodies the entire agreement and understanding among the parties and supersedes all prior agreements and understandings relating to the subject matter hereof.

24.	Severability. Any covenant, provision, agreement or term contained in this Agreement that is prohibited or that is held to be void or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability, without in any way invalidating, effecting or impairing the other provisions hereof.

25.	Survival. The provisions of Sections 4, 7, 11(f), 11(g), 16 (as applicable), 18, 24 and this Section 25 hereof shall survive termination of this Agreement.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RIVERNORTH LONG PRIME UNICORN FUND 2028, INC.
a Maryland Corporation

By:
Name:
Title:

PARALEL TECHNOLOGIES LLC,
A Delaware limited liability company

By:
Name:	Jeremy May
Title:	Chief Executive Officer

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APPENDIX A

SERVICES

The below services to be performed by Paralel are included in the compensation noted on Appendix B.

Fund Accounting

▪	Calculate daily net asset values (NAVs) in conformance with generally accepted accounting principles and SEC regulations.
▪	Apply security valuations provided by the Fund’s adviser, consistent with pricing and valuation policies
▪	Transmit NAVs to the adviser, NASDAQ, transfer agent, custodian and other third parties
▪	Reconcile cash & positions with the custodian, as applicable
▪	Provide data and reports to support preparation of financial statements and regulatory filings
▪	Maintain required accounting records in accordance with the 1940 Act
▪	Calculate SEC standardized total return performance
▪	Coordinate reporting to outside agencies including Morningstar, etc.

Fund Administration

▪	Prepare annual and semi-annual financial statements utilizing templates for standard layout and printing
▪	Host annual audit of financial statements
▪	Prepare and file Forms N-PORT, N-CEN
▪	Prepare required reports for quarterly Board meetings
▪	Monitor expense ratios
▪	Maintain budget vs. actual expenses
▪	Manage fund invoice approval and bill payment process
▪	Assist with placement of Fidelity Bond and E&O/D&O insurance

Legal Administration

▪	Prepare, coordinate EDGARization of, and file Forms N-CSR, N-PX and 40G-17 (fidelity bond)
-	Fund to provide proxy voting information for N-PX filing in requested form
▪	Coordinate EDGARization and filing of other SEC filings as applicable to the Fund
▪	Send notices of press releases to Fund’s securities exchange and maintain compliance with such exchange requirements
▪	Coordination of annual shareholder meeting proxy statement filing and mailing process
-	Fund to draft and provide final proxy statement to Paralel. Paralel to file preliminary/final proxy statement with SEC and coordinate with third party proxy tabulation service if requested by Fund
▪	Board of Directors Meetings
-	Prepare initial draft of quarterly board meeting agendas, compile and distribute board materials for quarterly board meetings using Paralel’s preferred third-party board portal system
-	Attend quarterly board meetings and prepare initial set of minutes
-	In coordination with legal counsel, maintain board compliance calendar for the Fund with schedule for quarterly board matters and items
Appendix A-1

Tax Administration

▪	Calculate dividend and capital gain distribution rates
▪	Prepare ROCSOP and required tax designations for Annual Report
▪	Assist and coordinate filing of income and excise tax returns
-	Audit firm to sign all returns as paid preparer
▪	Calculate/monitor book-to-tax differences
▪	Provide quarterly Subchapter M compliance monitoring and reporting
▪	Provide tax re-allocation data for shareholder 1099 reporting

Compliance Administration

▪	Monitor post-trade prospectus & SAI, SEC investment restrictions, monthly
▪	Provide quarterly compliance testing certification to Board of Directors (on request)

Any addition of new services, or revision to, the services listed above (including but not limited to new or revised services related to regulatory changes or special projects) shall be subject to additional fees as determined by Paralel. Paralel is not responsible for any services that is not specifically set forth above.

Appendix A-2

APPENDIX B

FEES AND EXPENSES

The Fund will be charged the GREATER of the following: (i) results of an application of the following basis point fee schedule as applied on the aggregate managed assets of the RN Unicorn Fund Complex, or (ii) a $160,000 annual minimum fee applied at the RN Unicorn Fund Complex level:

Average Daily Aggregate Net Assets of the RN Unicorn Fund Complex	Basis Point Fee
Up to $250 million	5 bps
>$250 million - $500 million	4 bps
>$500 million - $1 billion	3 bps
Greater than $1 billion	2 bps

*	CPI – During the Renewal Terms, all fees noted (and that are otherwise non-basis point fees referenced in this Agreement) are subject to the CPI increase as set forth in the Agreement.

The Fund shall be responsible for its pro rata share of such fee, determined based on the relative average daily net assets of the Fund as compared to those of the Sister RN Unicorn Fund within the RN Unicorn Fund Complex.

Out-of-Pocket Expenses

Without limiting any provision in this Agreement, the Fund shall be responsible and will reimburse Paralel for all out of pocket costs, including, among others that may be applicable: all security pricing and data fees (including but not limited to, ICE, Bloomberg, GICS, MSCI, CUSIP, SEDOL); any fees or expenses charged by software systems utilized in connection to the provision of the Services (including but not limited to those related to the setup, maintenance, or use of, or the performance calculations for, a benchmark, index, Fund, and/or share class); fees applicable to the use of third party indexes or benchmarks; third-party board portal expenses, Edgar filer service fees (including costs of preparation, typesetting, XBRL-tagging, page changes and all other print vendor, document management, EDGAR conversion or other related charges, or the reasonable pro rata cost of direct filing software if utilized by Paralel); cost of mailings, including typesetting, printing, postage and fulfillment costs of a third party printer, as well as any e*delivery services; SSAE 18 control review reports; travel expenses of Paralel individuals to in-person Board meetings and on-site reviews; customized programming/enhancements and enhanced reporting activities; expenses or fees of third parties regarding the provision of ETF Basket Services (including but not limited to, DTCC, CNS, NSCC, the custodian, or any other third-party), and any other expenses incurred in connection with Paralel’s performance of its duties under the Agreement. Paralel may provide certain services or data to the Fund that would otherwise be or have been an out-of-pocket expense; these services will be billed to the Fund at Paralel’s standard rates for such service.

Appendix B-1

APPENDIX C

ADDITIONAL TERMS APPLICABLE TO DATA SERVICES

In addition to the terms and conditions otherwise contained in the Agreement, the following terms and conditions apply to any services requiring third-party valuation, pricing, or security level data, or any other reference or similar data (as defined generally below as “Data”) (herein referred to as “Data Services”).

1.	Provision of Services.

(a)	Paralel may engage third-party persons or organizations (referred to as a “Supplier”) to assist in the provision of its duties of providing the Data Services; provided that, in such event, Paralel shall not be relieved of any of its obligations otherwise applicable under the Agreement.

2.	Use of Data; No Warranty; Termination of Rights.

(a)	As part of the provision of the Data Services, Paralel may provide or utilize security and/or issuer level reference data, risk metrics calculations, liquidity data, taxonomy data and other similar holdings classifications, as well as pricing or other market data (collectively, the “Data”) that may be supplied by Paralel or third-party Suppliers. Any Data being provided to the Fund by Paralel directly or by a Suppliers are being supplied to the Fund for the sole purpose of completion of the Data Services. The Fund may use the Data only for purposes necessary for the Data Services. The Fund does not have any license or right to use the Data for purposes beyond the Data Services, including, but not limited to, resale to other users or use to create any type of historical database. Data cannot be passed to or shared with any other non-affiliated entity or used by Fund in a third party hosted system except as to complete the Services.

(b)	The Fund acknowledges the proprietary rights that Paralel and its Suppliers have in the Data. Paralel and/or Supplier shall retain any intellectual property rights in the Data supplied to Fund in the provision of the Data Services under this Agreement. Fund acknowledges the confidentiality provisions of the Agreement applies to any Data provided by Suppliers as part of the Data Services.

(c)	When required in Paralel’s agreement with a Supplier (“Supplier Agreement”), the Fund acknowledges that such Supplier shall be considered a third-party beneficiary under this Agreement as it relates to the Data supplied by such Supplier in the Data Services and may enforce its rights under the applicable provisions of this Agreement. Upon termination of a Supplier Agreement or by request of Supplier (which may be communicated to Paralel, who shall notify the Fund), the Fund agrees to cease use of and delete any Data related to such Supplier Agreement from its systems, except as may be required by applicable law or regulatory requirements. Upon reasonable prior notice, Fund agrees to provide a Supplier with limited audit rights to reasonably ensure that Fund’s use of that Supplier’s Data (or its deletion, if applicable) is in accordance with the terms of this Agreement.

(d)	In reports or other materials created for the Fund or by the Fund using Data or as part of the Data Services, Paralel may require the inclusion of certain disclaimers that may be now or later required under a Supplier Agreement.

(e)	Paralel and its Suppliers shall have no liability to the Fund, any Fund, or other third party, for errors, omissions or malfunctions in the Data or related services, other than the obligation of Paralel to endeavor, upon receipt of notice from the Fund, to correct a malfunction, error, or omission in any Data or related services.
Appendix C-1

(f)	The Fund acknowledges that the Data and related services are intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning securities, in connection to the Data Services. The Fund accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection of the Data and related services, its selection of the use or intended use of such, and any results obtained. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

(g)	The Fund shall indemnify Paralel and its Suppliers against and hold Paralel and its Suppliers harmless from any and all losses, damages, liability, costs, including attorney's fees, resulting directly or indirectly from any claim or demand against Paralel or its Suppliers by a third party arising out of or related to the accuracy or completeness of any Data or related services received by the Fund, or any data, information, service, report, analysis or publication derived therefrom. Neither Paralel nor its Suppliers shall be liable for any claim or demand against the Fund by a third party related to the Data or provision of the Data Services.

(h)	Neither Paralel and its Suppliers, nor the Fund shall be liable for (i) any special, indirect or consequential damages (even if advised of the possibility of such), (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply, or (iii) any claim that arose more than one year prior to the institution of suit therefor.

(i)	THE FUND HEREBY ACCEPTS THE DATA AS IS, WHERE IS, PARALEL AND ITS SUPPLIERS MAKE NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS OR ANY OTHER MATTER.

3.	Provisions applicable to Data from Suppliers containing evaluations.

(a)	In the event that the Fund at any time receives Data from Supplier containing evaluations, rather than market quotations, for certain securities or certain other data related to such securities, the following provisions will apply:
i.	Evaluated securities are typically complicated financial instruments. There are many methodologies (including computer-based analytical modeling and individual security evaluations) available to generate approximations of the market value of such securities, and there is significant professional disagreement about which is best. No evaluation method, including those used by Supplier, may consistently generate approximations that correspond to actual "traded" prices of the instruments;
ii.	Supplier methodologies used to provide the pricing portion of certain Data may rely on evaluations; however, the Fund acknowledges that there may be errors or defects in Supplier’s software, databases, or methodologies that may cause resultant evaluations to be inappropriate for use in certain applications; and
iii.	The Fund assumes all responsibility for edit checking, external verification of evaluations, and ultimately the appropriateness of use of evaluations and other pricing data provided via the Service in Fund’s applications, regardless of any efforts made by Supplier in this respect. The Fund shall indemnify and hold Supplier and Paralel completely harmless in the event that errors, defects, or inappropriate evaluations are made available via the Data.
Appendix C-2